

04015394

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED

MAR 19 2004

SEC FILE NUMBER

8- 65628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____04/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court Suite 500
(No. and Street)

| Dallas | Texas | 75201 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen C. Sloan   214-871-5404   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff & Company, LLP
(Name – if individual, state last, first, middle name)

| 5580 LBJ Freeway Suite 400 | Dallas | Texas | 75240 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Stephen C. Sloan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CP Cogent Securities, LP_____, as of ___December 31_____, 20_03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Manager

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP COGENT SECURITIES, LP

Financial Statements
and
Accompanying Information

For the Period from April 1, 2003 (Inception)
through December 31, 2003

CP COGENT SECURITIES, LP

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Accompanying Information:	
Computation of Net Capital Pursuant to Rule 15c 3-1 of the Securities Exchange Act of 1934	9
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	10 – 11



ADVISORS & ACCOUNTANTS

Known internationally as Moore Stephens Travis Wolff, L.P.

5580 LBJ Freeway
Suite 400
Dallas, TX
75240-6265

972.661.1843 tel
972.490.4120 fax

www.traviswolff.com

INDEPENDENT AUDITORS' REPORT

CP Cogent Securities, LP
Dallas, Texas

We have audited the accompanying statement of financial condition of CP Cogent Securities, LP (the "Partnership"), as of December 31, 2003, and the related statements of income, partners' capital, and cash flows for the period from April 1, 2003 (inception) through December 31, 2003 that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2003, and the results of its operations and cash flows for the period from April 1, 2003 (inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff & Company, L.L.P.

February 17, 2004

CP COGENT SECURITIES, LP

Statement of Financial Condition
December 31, 2003

CURRENT ASSETS		
Cash	$	685,320
Accounts receivable		3,854,015
Total current assets	$	4,539,335
TOTAL CURRENT LIABILITIES		
Accounts payable	$	1,000
Partners' capital		4,538,335
Total liabilities and partners' capital	$	4,539,335

The accompanying notes are an integral part of the financial statements.

CP COGENT SECURITIES, LP

Statement of Income
For the Period from April 1, 2003 (Inception) through December 31, 2003

Income:		
Transaction income	$	4,777,953
Retainer income		67,581
		4,845,534
Expenses:		
Commission expense		215,218
General and administrative expense		12,022
		227,240
Income from operations		4,618,294
Interest income		41
Net income	$	4,618,335

The accompanying notes are an integral part of the financial statements.

CP COGENT SECURITIES, LP

Statement of Partners' Capital
For the Period from April 1, 2003 (Inception) through December 31, 2003

	General Partner	Limited Partner	Total
Balance at April 1, 2003	$ -	$ -	$ -
Contributions	20	19,980	20,000
Distributions	(100)	(99,900)	(100,000)
Net income	4,618	4,613,717	4,618,335
Balance at December 31, 2003	$ 4,538	$ 4,533,797	$ 4,538,335

The accompanying notes are an integral part of the financial statements.

CP COGENT SECURITIES, LP

Statement of Cash Flows
For the Period from April 1, 2003 (Inception) through December 31, 2003

Cash flows from operating activities:		
Net income	$	4,618,335
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Accounts receivable		(3,854,015)
Accounts payable		1,000
Net cash provided by operating activities		765,320
Cash flows from financing activities:		
Partner capital distributions		(100,000)
Partner capital contributions		20,000
Net cash used in financing activities		(80,000)
Net increase in cash during the year		685,320
Cash, beginning of year		-
Cash, end of year	$	685,320

The accompanying notes are an integral part of the financial statements.

CP COGENT SECURITIES LP

Notes to Financial Statements

December 31, 2003

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

CP Cogent Securities, LP (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. The General Partner is Cogent GP, LLC, a Texas limited liability company (the "General Partner"), and the Limited Partner is Cogent Partners, LP, a Texas limited partnership (the "Limited Partner"). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity portfolios to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

Cash and cash equivalents

The Partnership considers all highly liquid, short-term investments having maturities when purchased of ninety days or less to be cash equivalents. The Partnership had no cash equivalents at December 31, 2003.

Concentrations of credit risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and accounts receivable. Cash and cash equivalents are maintained in bank accounts, which at times could exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Accounts receivable from customers generally exist because various securities transactions have not cleared as of the Partnership's year end. Management analyzes the accounts receivable on a periodic basis and accounts are written-off when they are deemed uncollectible. At December 31, 2003, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the period ended December 31, 2003.

For the period ended December 31, 2003, approximately 18% and 60% of transaction income was from two customers. For the period ended December 31, 2003, 80% of transaction income was from foreign institutions. At December 31, 2003, approximately 74% ($2,897,000) of accounts receivable was due from one customer.

CP COGENT SECURITIES LP

Notes to Financial Statements

December 31, 2003

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Fair value of financial instruments

Substantially all of the Partnership's financial assets and liabilities are carried at amounts which, because of their short-term nature, approximate fair value.

Federal income taxes

Income taxes have not been provided for by the Partnership as the partners are individually liable for income taxes based on the Partnership's taxable income.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transaction income

Transaction income is recognized at the close of the transaction on which the fees are based.

Note 2 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $684,320, which is $679,320 in excess of its minimum net capital requirement of $5,000 at such date. The Partnership's net capital ratio was less than one percent at December 31, 2003.

Note 3 - Related Party Transactions

During the period ended December 31, 2003, the Partnership entered into an expense sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Limited Partner agrees to pay salaries, benefits, rent and various general and administrative expenses on behalf of the Partnership. The Partnership agrees to pay commissions, licensing, registration and examination fees and other expenses related to its business activities.

Note 4 - Partners' Capital

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003 and are not required to make any additional contributions. The partners may not withdrawal their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if it would cause a deficit balance in the partner's capital account.

ACCOMPANYING INFORMATION

CP COGENT SECURITIES, LP

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2003

Total partners' capital from the statement of financial condition	$	4,538,335
Deductions and/or charges: Total non allowable assets		3,854,015
Net capital before haircuts		684,320
Haircuts on securities positions		-
Net capital		684,320
Net capital requirement		5,000
Excess net capital	$	679,320
Aggregate indebtedness	$	1,000
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	684,220
Percentage of aggregate indebtedness to net capital		0.15%

Reconciliation with Partnership's computation:
(included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Partnership's Part IIA (unaudited) FOCUS report		684,320
Adjustments		-
Net capital per above schedule	$	684,320

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1, as of December 31, 2003, filed by the Partnership with the National Association of Securities Dealers, Inc. on January 24, 2004.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audit of the financial statements and accompanying information of CP Cogent Securities, LP (the "Partnership"), for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits), net capital under rule 17-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, except as noted above, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

February 17, 2004